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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the fiscal year ended December 31, 2000
                                            -----------------



                         Commission file number 1-7850
                                                ------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN
              ----------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:


                           SOUTHWEST GAS CORPORATION
                           -------------------------

                5241 Spring Mountain Road, Post Office Box 98510
                          Las Vegas, Nevada 89193-8510
                                 (702) 876-7237


================================================================================

FINANCIAL STATEMENTS AND EXHIBITS.


Listed below are all financial statements and exhibits filed as part of this annual report:

        (a) Financial statements, including statements of net assets available for Plan benefits as of December 31, 2000 and 1999, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2000 and notes to financial statements, together with the report thereon of Arthur Andersen LLP, independent public accountants.

        (b)      Consent of Arthur Andersen LLP, independent public accountants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefit Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN





                                            By  /s/ George C. Biehl
                                                ---------------------------
                                                George C. Biehl
                                                Executive Vice President,
                                                Chief Financial Officer and
                                                Corporate Secretary
                                                Southwest Gas Corporation

Dated:  June 22, 2001

                            SOUTHWEST GAS CORPORATION

                            EMPLOYEES' INVESTMENT PLAN




                              FINANCIAL STATEMENTS


                      AS OF DECEMBER 31, 2000 AND 1999 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2000


             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefit Committee,
    Southwest Gas Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for Plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2000 and reportable transactions for the year ended December 31, 2000 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 15, 2001


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

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits





                                                       December 31,
                                             -------------------------------
                                                  2000             1999
                                             --------------   --------------

Assets:
   Investments (see Note 2)                  $  162,392,888   $  162,964,101
                                             --------------   --------------

      Total assets                              162,392,888      162,964,101
                                             --------------   --------------

Net assets available for plan benefits       $  162,392,888   $  162,964,101
                                             ==============   ==============



The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits




                                                         December 31,
                                                             2000
                                                        --------------
Additions:
   Additions to net assets attributed to
      Investment income
        Net depreciation in fair value
         of investments (see Note 2)                    $  (16,532,087)
        Interest and dividends                              13,045,686
                                                        --------------
                                                            (3,486,401)
      Less investment expenses                                  19,020
                                                        --------------
                                                            (3,505,421)
                                                        --------------

      Contributions
        Participant                                          9,043,192
        Employer                                             2,774,231
                                                        --------------
                                                            11,817,423
                                                        --------------
   Total additions                                           8,312,002
                                                        --------------

Deductions:
   Deductions from net assets attributed to
      Benefits paid to participants                          8,883,215
                                                        --------------
   Net decrease                                               (571,213)
                                                        --------------

Net assets available for plan benefits:
   Beginning of year                                       162,964,101
                                                        --------------
   End of year                                          $  162,392,888
                                                        ==============


The accompanying notes are an integral part of this statement.

                            SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the Southwest Gas Corporation Employees' Investment Plan (the Plan), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL

    The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared under the accrual method of accounting.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CONTRIBUTIONS

    Participants may contribute up to 16 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated by the Internal Revenue Code. The Company contributes to the Plan an amount equal to 50 percent of a participant's contribution. The Company's maximum contribution is three percent of a participant's annual compensation before bonuses and overtime.

    PARTICIPANTS ACCOUNTS

    Each participant account is credited with the participant's contribution and the portion contributed by the Company. The portion contributed by the participant is invested in the various funds according to the direction of the participant. The Company contributions are invested in the Southwest Gas Stock Fund. Upon attaining age 50, participants may elect the investment funds in which the present balance of Company contributions, as well as future Company matching contributions, will be invested.

    VESTING

    Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:

                                                               VESTED
                YEARS OF SERVICE                             PERCENTAGE
             -----------------------                         ----------

             One but less than two...............................20
             Two but less than three.............................40
             Three but less than four............................60
             Four but less than five.............................80
             Five and over......................................100

    In the event of death, retirement or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination.

                            SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

    PAYMENT OF BENEFITS

    If a participant terminates employment with the Company as a result of retirement, death or permanent and total disability, such participant or designated beneficiary in the case of death, will be entitled to receive an amount equal to the value of his account at the end of the month immediately following termination of employment. Distributions from the Southwest Gas Stock Fund will be made in the Company's common stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company's common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

    Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later. No distribution in excess of $5,000 will be made to employees at the time of termination of employment without the participant's consent. A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan. All distributions to beneficiaries of a participant must be made within five years after the participant's death.

    PLAN EXPENSES

    Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. All Plan expenses, except loan origination and maintenance fees for loans initiated after July 1, 1996, were paid by the Company for the year ended December 31, 2000. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2000 were $19,020.

    PLAN ADMINISTRATION

    Fidelity Management Trust Company acts as the trustee and Fidelity Institutional Retirement Services Company performs all recordkeeping of the Plan.

(2) INVESTMENTS

All investments of the Plan are stated at quoted market value as of the date of the statement. The Plan provides for investments in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits. Loans to participants are valued at their outstanding principal amount. Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

Investments representing five percent or more of Plan net assets are:


                                                                            December 31,
                                                              --------------------------------------
                                                                 2000                       1999
                                                              ------------              ------------
    Southwest Gas Corporation Common Stock
    (2,527,438 and 2,384,382 shares, respectively)            $55,287,706               $54,840,786
    Fidelity Contrafund
    (993,093 and 837,748 shares, respectively)                 48,830,402                50,281,659
    Fidelity Growth & Income Fund
    (253,060 and 240,960 shares, respectively)                 10,653,812                11,363,694
    Fidelity Retirement Money Market Fund
    (11,406,120 and 11,721,487 shares, respectively)           11,406,120                11,721,487
    Fidelity Asset Manager: Growth Fund
    (668,975 and 569,104 shares, respectively)                 10,643,394                11,194,272
    Vanguard 500 Index Fund
    (81,233 and 63,940 shares, respectively)                    9,899,080                 8,653,059


                            SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

During 2000, Plan investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $(16,532,087) as follows:

    Common stock             $  (2,404,174)
    Mutual funds               (14,127,913)
                             -------------
                             $ (16,532,087)
                             =============

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(3) NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                          December 31,
                                                 -------------------------------
                                                      2000             1999
                                                 --------------   --------------
Net Assets:
   Common stock                                  $   35,683,018   $   29,776,393
                                                 --------------   --------------
                                                 $   35,683,018   $   29,776,393
                                                 ==============   ==============

                                                  December 31,
                                                      2000
                                                 --------------
Changes in Net Assets:
   Contributions                                 $    2,560,185
   Dividends                                          1,072,180
   Net appreciation                                   4,827,247
Benefits paid to participants                        (1,836,910)
Transfers to participant-directed investments          (716,077)
                                                 --------------
                                                 $    5,906,625
                                                 ==============
(4) FUND DESCRIPTIONS

Employees can invest their contributions in any combination of the available investment options in ten percent increments. Participants can change the allocation of their ongoing contributions on a monthly basis in increments of ten percent and can transfer amounts they previously contributed to other funds. Descriptions of the Plan funds are as follows:

    SOUTHWEST GAS STOCK FUND
    Contributions are invested in Southwest Gas Corporation common stock.

    VANGUARD 500 INDEX FUND
    Contributions are invested in the Vanguard Index Trust-500 Portfolio which invests in all or substantially all 500 stocks in the Standard & Poor's 500 Stock Composite Index (S&P 500) in approximately the same proportion as they are represented in the S&P 500.

    VANGUARD INTERNATIONAL GROWTH FUND
    Contributions are invested in the Vanguard International Growth Portfolio which invests in a broadly diversified array of non-U.S. equity securities, primarily common stocks of seasoned companies.

    FIDELITY CONTRAFUND
    Contributions are invested in the Fidelity Contrafund which seeks capital growth by investing primarily in securities which the management of the fund considers to have better than average prospects for appreciation in value due to the undervalued or out-of-favor position of the securities.

    FIDELITY INVESTMENT-GRADE BOND FUND
    Contributions are invested in the Fidelity Investment-Grade Bond Fund which invests in U.S. dollar-denominated investment-grade bonds (those of medium and high quality). The fund is managed to have similar overall interest rate risk to the Lehman Brothers Aggregate Bond Index.

                            SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

    FIDELITY GROWTH & INCOME FUND
    Contributions are invested in the Fidelity Growth & Income Fund which seeks a high total return through a combination of current income and capital appreciation by investing mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

    FIDELITY ASSET MANAGER: GROWTH FUND
    Contributions are invested in the Fidelity Asset Manager: Growth Fund which seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term investments with an emphasis on stocks.

    FIDELITY LOW-PRICED STOCK FUND
    Contributions are invested in the Fidelity Low-Priced Stock Fund which seeks long-term capital appreciation by investing primarily in low-priced stocks in small and medium-sized, less well known, or overlooked companies which may be undervalued and offer the potential for growth.

    FIDELITY RETIREMENT MONEY MARKET FUND
    Contributions are invested in the Fidelity Retirement Money Market Portfolio Fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in high-quality, U.S. dollar-denominated money market investments of U.S. and foreign issuers and repurchase agreements.

    PARTICIPANT LOANS
    These funds are the result of loans to participants in the Plan (see
    Note 5).

(5) PARTICIPANT LOANS

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants' investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. At December 31, 2000, outstanding loans had annual interest rates ranging from 9.75 percent to 11.50 percent. Principal and interest payments on a participant's loan will be credited to the participant's investment accounts in the same ratio as ongoing contributions. The maximum repayment period for participant loans is five years.

(6) RELATED-PARTY TRANSACTIONS

Investments in the Southwest Gas Stock Fund consist of Company common stock and are considered party-in-interest. Investments in Fidelity funds (e.g.; Contrafund, Growth & Income, Low-Priced Stock, etc.) are managed by Fidelity, the Plan trustee, and are also considered party-in-interest.

(7) PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(8) FEDERAL INCOME TAXES

In March 1996, the Company received a favorable determination letter from the Internal Revenue Service stating that the Plan, amended and restated effective December 1, 1994, qualifies for deferred tax treatment of contributions under
Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator and the Plan's tax counsel believe that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2000 and 1999.


                                                                                                     SCHEDULE I

                                         SOUTHWEST GAS CORPORATION
                                        EMPLOYEES' INVESTMENT PLAN

                                             E.I.N. 88-0085720

                        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                           AT DECEMBER 31, 2000




                                                          Number of                                 Fair Market
                                                           Shares                 Cost                 Value
                                                        -------------        -------------         -------------


Southwest Gas Corporation Common Stock*                   2,527,438          $  46,915,830         $  55,290,645

Vanguard 500 Index Fund                                      81,233              9,804,575             9,899,080

Vanguard International Growth Fund                          104,399              2,165,599             1,970,014

Fidelity Contrafund*                                        993,093             47,723,398            48,830,402

Fidelity Investment-Grade Bond Fund*                        478,398              3,400,914             3,425,327

Fidelity Growth & Income Fund*                              253,060             10,436,716            10,653,812

Fidelity Asset Manager: Growth Fund*                        668,975             11,661,827            10,643,394

Fidelity Low-Priced Stock Fund*                             165,691              3,828,455             3,830,780

Fidelity Retirement Money Market Fund*                   11,406,120             11,406,120            11,406,120

Temporary Cash Investments*                                 767,244                767,244               767,244
                                                                             -------------         -------------
                                                                               148,110,678           156,716,818

Participant Loans (with interest ranging from 9.75% to 11.50%)                   5,676,070             5,676,070
                                                                             -------------         -------------

                                                                             $ 153,786,748         $ 162,392,888
                                                                             =============         =============
*  Party-in-interest



                                                                                                             SCHEDULE II

                                             SOUTHWEST GAS CORPORATION
                                            EMPLOYEES' INVESTMENT PLAN

                                               E.I.N. 88-0085720

                                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      FOR THE YEAR ENDED DECEMBER 31, 2000





                                             Purchases                                      Sales
                                    ---------------------------  ---------------------------------------------------------
                                       Number of                  Number of                       Original
           Description                Transactions       Cost    Transactions      Proceeds         Cost      Gain (Loss)
----------------------------------  ----------------  ---------  ------------  ----------------  ----------  -------------

                                    NO REPORTABLE TRANSACTIONS


* The Southwest Gas Corporation Common Stock shares which are distributed to terminated or withdrawing participants are not included in this schedule;
however, a realized gain (loss) is recognized on the statement of changes in net assets available for plan benefits.


                                                                      EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated June 15, 2001 included in this Form 11-K, into Southwest Gas Corporation's previously filed Form S-8 Registration Statement
File No. 333-35556.


ARTHUR ANDERSEN LLP




Las Vegas, Nevada
June 15, 2001


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